Filed Pursuant to Rule 253(g)(2)
File No. 024-11254

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 24 DATED JULY 7, 2021
TO THE OFFERING CIRCULAR DATED AUGUST 10, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise West Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated August 10, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 11, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisitions.

Asset Acquisitions

Acquisition of Senior Mortgage Loan – Palomar Heights Builder, LLC

On June 30, 2021, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $33,500,000 (the “PHB Senior Loan”). The Borrower, Palomar Heights Builder, LLC, a Delaware limited liability company (“PHB”), used the loan proceeds to acquire 602,870 square feet of land generally located at 555 E Valley Parkway, Escondido, CA 92025 (the “PHB Property”). An affiliate of PHB, obtained entitlements for 510 residential units in January of 2021. PHB intends to demolish all of the current structures at the property — which currently consists of a hospital and ancillary structures —, adjust several lot lines, and then sell the entitled site to developers.

PHB is managed by the principal of Integral Communities, Craig Manchester. Integral Communities has completed approximately 30 projects totaling roughly 6,000 for-sale lots and 2,300 multifamily units. The projects are valued in excess of $1 billion.

The PHB Property is composed of twelve (12) parcels, all of which currently contain improvements to the hospital, parking structures, and the other ancillary structures related to the hospital’s operations.

The PHB Senior Loan bears an interest rate of 9.5% per annum, with an amount equal to 9.5% per annum paid current on a monthly basis through the maturity date, June 30, 2022 (the “PHB Maturity Date”). Interest will be paid interest-only over the term of the loan. In addition, an affiliate of our Manager earned an origination fee of approximately 1.5% of the PHB Senior Loan amount.

PHB has the ability to extend the PHB Maturity Date for one, six-month period. To exercise the extension option, all interest must be paid and PHB will be required to pay an extension fee of 1.0% of the funding provided. During the extension period, the interest rate will increase to 10.0%.

The Guarantor, The Eugene and Maxine Rosenfeld Family Trust, provided customary springing, bad boy carve-out, and completion guarantees.

As of its closing date, the PHB Senior Loan’s loan-to-value ratio, or the LTV ratio, was approximately 71.0%. The LTV ratio is the amount of the PHB Senior Loan, divided by the June 2021, third-party appraised value of the PHB Property. There can be no assurance that such value is correct.

The PHB Property is located in Escondido, CA, within the San Diego MSA. The PHB Property is approximately 31 miles north of San Diego and is within close proximity to parks, shops, restaurants and the employment centers around Downtown Escondido, La Jolla and San Diego.

As the PHB Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.